PCA (10/14)

PCA-CX-11.6: Determining Whether to Consolidate or Disclose a Variable Interest Entity

Reporting Entity: Quest Energy Inc
Completed by: Kirk P Taylor	Date: 12/31/16

Instructions: This worksheet may be used to determine whether to consolidate or disclose a VIE in the financial statements.

The criterion for consolidation is a controlling financial interest in another entity. The Variable Interest Entities Subsections of look at a reporting entity’s relationships with entities in which control is conveyed some way other than a majority voting equity interest. The party that controls a VIE is considered to be its primary beneficiary. If the reporting entity is the primary beneficiary, it is required to include the consolidated financial results of the entity in its financial statements and provide certain disclosures. If the reporting entity has a variable interest in a VIE but is not its primary beneficiary, consolidation is precluded but certain disclosures are required. Accountants should be familiar with the Variable Interest Entities Subsections of before using this worksheet.

1.
Does the reporting entity have a relationship with a business entity that requires considering the VIE Subsections of ?

X	Yes.	Go to Step 3.
	No.	Go to Step 2.

Describe the relationship(s):

Quest Energy Inc, has provided a loan to ERC Mining, LLC in the amount of $4,117,139.31. ERC Mining LLC is 100% owned by a company owned by members of Quest Energy Inc’s management team.

Practical Considerations:

●
The guidance in the VIE Subsections was provided for relationships the reporting entity has with entities for which a majority voting equity interest does not convey control.

●
Generally, all for-profit reporting entities preparing financial statements using accounting principles generally accepted in the United States of America are required to consider whether they have these relationships.

●
An entity is any legal structure used to conduct activities or to hold assets. Examples are partnerships, corporations, limited liability companies, and trusts. A sole proprietorship is not a legal structure and, therefore, is not an entity.

●
An entity generally is considered to be a business if it has an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of economic benefits directly to owners, members, or participants. An example of an entity considered to be a business is a limited liability company formed to lease real estate. An example of an entity not considered to be a business is a retirement plan.

●
Generally, a relationship with an entity considered to be a business requires consideration of the guidance in the Variable Interest Entities Subsections only if at least one of four conditions exists:

○
the reporting entity, its related parties, or both participated significantly in the design or redesign of the entity;

○
the entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties;

○
the reporting entity and its related parties provide more than half of the subordinated financial support of the entity; or

○
the activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

2.
Does the reporting entity have a relationship with a non-business entity that is not specifically excluded from the scope of the VIE Subsections?

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Yes.	Go to Step 3.
No.	Further consideration of the VIE Subsections is not required.

Describe the relationship(s):

Practical Consideration:

●
Generally, any relationship with an entity that is not a business must be considered unless it is specifically excluded from the scope of the VIE Subsections.

○
A relationship that a for-profit reporting entity has with a not-for-profit entity is specifically excluded unless the reporting entity uses the not-for-profit entity in a manner similar to a variable interest entity.

○
A relationship that a for-profit reporting entity has with a financing entity established by a governmental organization is specifically excluded unless the financing entity is not a governmental organization and it is used by the reporting entity in a manner similar to a variable interest entity.

○
Other relationships with nonbusiness entities that are specifically excluded are those with an employee benefit plan, a governmental organization, an investment entity following the specialized accounting guidance for investment companies, and separate accounts of life insurance companies.

3.
Is the level of equity in the entity with which the reporting entity has the relationship sufficient to permit the entity to operate on its own without additional subordinated financial support?

	Yes.	Go to Step 4.
X	No.	The entity is a variable interest entity. Go to Step 8.

Describe the assessment of the sufficiency of equity.

Practical Consideration:

●
The determination of the sufficiency of equity looks at the equity investment at risk, which excludes (a) equity investments that do not participate significantly in the entity’s profits and losses, (b) equity interests issued by the entity in exchange for subordinated interests in other variable interest entities, (c) amounts provided, directly or indirectly, by the entity or parties involved with the entity to the equity investor, and (d) amounts that the entity or parties involved with the entity directly finance for the equity investor.

4.
Do some of the equity investors in the entity have disproportionate voting rights compared to their obligation to absorb losses, their right to receive benefits, or both and do substantially all of the entity’s activities involve, or are they conducted on behalf of, an investor with a disproportionately small voting interest?

Yes.	The entity is a variable interest entity. Go to Step 8.
No.	Go to Step 5.

Comments:

5.
Do the equity investors, as a group, have the power to direct the activities of the entity that most significantly impact its economic performance?

Yes.	Go to Step 6.
No.	The entity is a variable interest entity. Go to Step 8.

Comments:

6.
Do the equity investors, as a group, bear the risk of the entity’s losses?

Yes.	Go to Step 7.
No.	The entity is a variable interest entity. Go to Step 8.

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Comments:

Practical Consideration:

●
The equity investors do not bear the risk of the entity’s losses if they are protected, directly or indirectly, from its losses or are guaranteed a return by the entity or others associated with the entity.

7.
Do the equity investors, as a group, have the right to the entity’s benefits?

Yes.	The entity is not a variable interest entity. Further consideration of the VIE Subsections is not required.
No.	The entity is a variable interest entity. Go to Step 8.

Comments:

Practical Consideration:

●
The equity investors do not have the right to the entity’s benefits if there is a cap on the investors’ return. A cap may be imposed by the entity itself (including through its governing documents) or others associated with the entity.

8.
Does the reporting entity have an explicit or implicit variable interest in the other entity?

X	Yes.	Go to Step 9.
	No.	Further consideration of the VIE Subsections is not required.

Describe the explicit or implicit variable interest(s), if applicable.

Implicit through the loan receivable.

Practical Considerations:

●
A variable interest in an entity generally is a contractual, ownership, or other pecuniary interest in the entity that changes with changes in the fair value of the entity’s net assets exclusive of variable interests.

●
A variable interest may be explicit or implicit. Typically, an explicit variable interest would arise from a financial instrument, and an implicit variable interest would arise from a relationship. Determining whether an implicit variable interest exists depends on the facts and circumstances and requires judgment.

9.
Does the reporting entity have the power to direct the activities of the variable interest entity that most significantly impact its economic performance?

X	Yes.	Go to Step 10.
	No.	Go to Step 11.

Comments:

Issuance of the note.

10.
Does the reporting entity either bear the risk of losses or have the right to receive benefits that could potentially be significant to the variable interest entity?

Y	Yes.	The reporting entity is the primary beneficiary of the VIE. Go to Step 15.
	No.	Go to Step 11.

Comments:

Risk of loss is repayment of the loan amount.

11.
Is a related party of the reporting entity the primary beneficiary of the variable interest entity?

Yes.	The reporting entity is not the primary beneficiary of the VIE. Instead, the related party is the primary beneficiary. Go to Step 16.
No.	Go to Step 12.

Comments:

Practical Considerations:

●
For the purpose of identifying the primary beneficiary of a VIE, the term related parties includes those parties identified as related parties in , Related Party Disclosures, and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder. provides guidance on identifying parties acting as de facto agents.

●
A related party is the primary beneficiary if it would answer “yes” in Steps 9 and 10.

12.
Do related parties of the reporting entity have variable interests in the variable interest entity?

Yes.	Go to Step 13.
No.	The reporting entity is not the primary beneficiary of the VIE. Go to Step 16.

Comments:

Practical Consideration:

●
For this purpose, related parties include those identified in , Related Party Disclosures, and other parties that act as de facto agents or de facto principals of the reporting entity. The VIE Subsections provide guidance on identifying parties acting as de facto agents. Examples of parties that might be de facto agents or de facto principals include parties that received their interests as a contribution or loan from the reporting entity; officers, employees, or members of the governing board of the reporting entity; and parties that have a close business relationship with the reporting entity, such as the relationship between a professional service provider and one of its significant clients.

13.
Does the reporting entity and its related parties, as a group, have the characteristics of a primary beneficiary?

Yes.	Go to Step 14.
No.	The reporting entity is not the primary beneficiary of the VIE. Go to Step 16.

Comments:

Practical Consideration:

●
The related-party group has the characteristics of a primary beneficiary if it would answer “yes” in Steps 9 and 10.

14.
Is the reporting entity the member of the related-party group that is most closely associated with the variable interest entity?

Yes.	The reporting entity is the primary beneficiary of the VIE. Go to Step 15.
No.	The reporting entity is not the primary beneficiary of the VIE. Go to step 16.

Comments:

Practical Consideration:

●
Determining which member of the related-party group is most closely associated with the variable interest entity requires judgment and should be based on an analysis of all relevant facts and circumstances, including the following considerations:

○
The existence of a principal-agency relationship between parties within the group of related parties,

○
The relationship and significance of the activities of the variable interest entity to the various parties within the related-party group,

○
A party’s exposure to the variability associated with the anticipated economic performance of the variable interest entity, and

○
The design of the variable interest entity.

15.
If the reporting entity is the primary beneficiary of the VIE, it should—

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a.
include in its financial statements the consolidated financial results of the VIE,

b.
present separately in the consolidated statement of financial position the assets of the VIE that can be used only to settle obligations of the VIE,

c.
present separately in the consolidated statement of financial position the liabilities of the VIE for which creditors (or beneficial interest holders) do not have recourse to the reporting entity’s general credit, and

d.
provide the disclosures required by the VIE Subsections for a reporting entity that is the primary beneficiary of a VIE.

Comments:

Included in financial statements.

16.
If the reporting entity has a variable interest in the VIE but is not its primary beneficiary, the reporting entity should—

a.
not include in its financial statements the consolidated financial results of the VIE, and

b.
provide the disclosures required by the VIE Subsections for a reporting entity that has a variable interest in a VIE but is not its primary beneficiary.

Comments:

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PCA (10/14)

1 Overview

The following chart illustrates how to generally apply consolidation accounting guidance.

Variable Interest Model
Is the entity being evaluated for consolidation a legal entity?
No
Apply other GAAP
Yes
Does a scope exception to consolidation guidance (ASC 810) apply?
Employee benefit plans
Governmental organizations
Certain investment companies
Yes
No
Does a scope exception to the Variable Interest Model apply?
Not-for-profit organizations
Separate accounts of life insurance companies
Lack of information
Certain businesses
Private company accounting alternative
Yes
Apply other GAAP, which may include the Voting Model
No
Consider whether fees paid to a decision maker or a service provider represent a variable interest
Does the enterprise have a variable interest in a legal entity?
No
Apply other GAAP
Consider whether silos exist or whether the interests or other contractual arrangements of the entity (excluding interests in silos) qualify as variable interests in the entity as a whole[1]
Yes
Is the legal entity a variable interest entity?
Does the entity lack sufficient equity to finance its activities?
Do the equity holders, as a group, lack the characteristics of a controlling financial interest?
Is the legal entity structured with non-substantive voting rights (i.e., anti-abuse clause)?
Yes
No
Variable Interest Model (cont.)
Voting Model
Is the enterprise the primary beneficiary (i.e., does the enterprise individually have both power and benefits)?
No
Yes
Consolidate entity
Does another party, which includes a related party or de facto agent of the enterprise, individually have power and benefits?
No
Yes
Does the enterprise, including its related parties and de facto agents, collectively have power and benefits?
Other party consolidates entity
No
Yes
Do not consolidate
Party most closely associated with VIE consolidates
Consolidation of partnerships and similar entities
The general partner (GP) is presumed to have control unless that presumption can be overcome by one the following conditions:
Can a simple majority vote of limited partners remove a general partner without cause and are there no barriers to the exercise of that removal right?
Do limited partners have substantive participating rights?
No
Yes
GP consolidates entity
GP does not consolidate the entity. In limited circumstances a limited partner may consolidate (e.g., a single limited partner that has the ability to liquidate the limited partnership or kick out the general partner without cause).
Consolidation of corporations and other legal entities
Does a majority shareholder, directly or indirectly, have greater than 50% of the outstanding voting shares?
No
Yes
Do not consolidate
Do the minority shareholders hold substantive participating rights or do certain other conditions exist (e.g., legal subsidiary is in bankruptcy)?
No
Yes
Consolidate entity
Do not consolidate

[1] See Chapters 5 and 6 of this publication for guidance on specified assets and silos, respectively.

Financial reporting developments Consolidation and the Variable Interest Model | 3

PCA-CX-11.6
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